Exhibit 99.2

A M E N D E D   N E W S   R E L E A S E

LINUX GOLD CORP.

TY GOLD PROPERTY PROGRESS REPORT

For Immediate Release: November 6, 2003, Vancouver, B.C. – Linux Gold Corp. (LNXGF-OTC BB & GISBeX) wishes to announce diamond drilling results from Holes 3TD-1 through 6 on the TY Gold property in the Goldbridge area, BC. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favourable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated.

The drill programme is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

The purpose of the drilling program is to confirm high-grade gold results, which produced results up to 0.93 ounces of gold per ton over 15 feet, including a 5-foot section of 1.70 opt au gold.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson	Contact: John Robertson
President	Tel: 800-665-4616
604-278-5996

Statements in this press release regarding Linux's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409      Toll Free: 800-665-4616
www.linuxgoldcorp.com